

December 17, 2010

Nikhil A. Mehta
Chief Financial Officer
Clean Diesel Technologies, Inc.
4567 Telephone Road, Suite 206
Ventura, CA 93003

> **Re:** **Clean Diesel Technologies, Inc.**
> **Post-Effective Amendment on Form S-3 to Form S-4**
> **Filed November 10, 2010**
> **File No. 333-166865**

Dear Mr. Mehta:

We have evaluated your response letters dated November 30, 2010 and December 8, 2010. Although we have no additional comment at this time, with respect to certain conclusions of law expressed in your letters, please note that different facts or conditions might require us to reach a different conclusion.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Robert M. Smith, Esq.
        Reed Smith LLP
        (415) 391-8269

        David T. Mittelman. Esq.
        Reed Smith LLP
        (415) 391-8269